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During the two months ended August 31, 1996, the Fund adjusted the classifica-
tion of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the two months ended August 31, 1996, amounts have been reclassified to reflect a decrease in paid-in capital of $743,288, a decrease in overdistributed net investment income of $713,737, a decrease in accumulated net realized loss on investments of $29,551.